UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Colombia Goldfields Ltd.

(Name of Issuer)

Common Stock par value $0.00001

(Title of Class of Securities)

81371R100

(CUSIP Number)

Tom Lough

#208-8 King Street East

Toronto, Ontario

Canada M5C 1B5

(416) 361-9640

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 12, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81371R100	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investcol Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,150,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,150,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 81371R100	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Lough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 16,150,000
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 16,150,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 81371R100	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ian G. Park
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 16,150,000
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 16,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON IN

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the shares of common stock, par value $0.00001 (the “Shares”) of Colombia Goldfields Ltd., a Delaware corporation (the “Issuer”), filed on May 31, 2006 (the “Original 13D” and, together with Amendment No. 1 filed on August 28, 2006, Amendment No. 2 filed on December 20, 2006 and this Amendment No. 3, the “Schedule 13D”), on behalf of the Reporting Persons (as defined below). Information in the Original 13D, Amendment No. 1 and Amendment No. 2 remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 3. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The executive offices of the Issuer are located at #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

This Amendment No. 3 to the Schedule 13D relates to the acquisition by Investcol Limited of 3,000,000 Shares. On August 24, 2007, the Issuer agreed, subject to regulatory approval, to exercise its option to acquire the remaining 100 shares of the common stock of RNC (Colombia) Limited, a Belize corporation (“RNC”) held by Investcol (constituting 10% of the issued and outstanding shares of common stock of RNC) for a cash payment of $300,000 and the issuance of 3,000,000 Shares to Investcol. Regulatory approval was obtained on September 12, 2007.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

This Schedule 13D is filed by:

(1) Investcol Limited, a corporation existing under the laws of Belize (“Investcol”);

(2) Thomas Lough, a citizen of Canada; and

(3) Ian G. Park, a citizen of Canada (Mr. Park, together with the foregoing persons, collectively, are referred to herein as the “Reporting Persons”).

Investcol is a corporation organized under the laws of Belize, with its principal business located at 208-8 King Street East, Toronto, Ontario, Canada M5C 1B5. Investcol’s principal business is investing in mining properties in Columbia.

Mr. Lough, an accountant, is President and a director of Investcol. Mr. Lough’s business address is 208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

Mr. Park, a geologist, is Vice President and a director of Investcol. Mr. Park’s business address is 208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has been (i)

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Schedule I is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On August 24, 2007, the Issuer agreed, subject to regulatory approval, to exercise its option to acquire the remaining 100 shares of the common stock of RNC held by Investcol for a cash payment of $300,000 and the issuance of 3,000,000 Shares to Investcol. Regulatory approval was obtained on September 12, 2007.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On August 24, 2007, the Issuer and Investcol agreed, subject to regulatory approval, to amend the Stock Purchase Agreement, dated as of January 12, 2006 and as thereafter amended (the “Agreement”), among the Issuer, RNC, Compañia Minera de Caldas, a corporation existing under the laws of Colombia, and Investcol, in order to revise the consideration required for the Issuer to exercise its option to acquire the remaining 100 shares of the common stock of RNC held by Investcol to a cash payment of $300,000 and the issuance of 3,000,000 Shares. In connection with the amendment, the Issuer agreed to exercise its option to acquire the remaining 100 shares of the common stock of RNC held by Investcol for a cash payment of $300,000 and the issuance of 3,000,000 Shares to Investcol. Regulatory approval was obtained on September 12, 2007.

The Reporting Persons do not have any current plans or proposals which would relate to or would result in:

(a)	The disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)

Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
(a)

Based on the most recent information available, the aggregate number and percentage of the Shares that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)

The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

Investcol disclaims beneficial ownership of 900,000 Shares held in trust for the benefit of a Colombian consultant who, in the past, provided in-country services. Investcol acts as trustee under the trust and exercises voting and dispositive power in that capacity.

Mr. Lough, as the holder of a 50% equity interest in Investcol, disclaims (i) beneficial ownership of Shares held by Investcol in excess of Mr. Lough’s 50% proportionate interest therein and (ii) beneficial ownership of Shares held by Investcol in trust for Charles Major.

Mr. Park, as the holder of a 50% equity interest in Investcol, disclaims (i) beneficial ownership of Shares held by Investcol in excess of Mr. Park’s 50% proportionate interest therein and (ii) beneficial ownership of Shares held by Investcol in trust for Charles Major.

(c)

Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Schedule I beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.

On August 24, 2007, the Investcol agreed to transfer 50,000 Shares to the shareholders of RNC (Frontino) Limited in exchange for 329,194 shares of the common stock of RNC (Frontino) Limited.

To the best knowledge of the Reporting Persons, J. R. Martin beneficially owns 1,375,000 Shares, 1.8% of the total outstanding amount of Shares, and has sole voting power and sole dispositive power with respect to such Shares.

(d)

Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

900,000 Shares held by Investcol are held in trust for the benefit of a Colombian consultant who, in the past, provided in-country services. Investcol acts as trustee under the trust and exercises voting and dispositive power in that capacity.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

Except as set forth in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Agreement as to Joint Filing of Schedule 13D, dated September 14, 2007, by and among the Reporting Persons

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2007

INVESTCOL LIMITED

By:	/s/ Tom Lough
Name: Tom Lough
Title: President

THOMAS LOUGH

/s/ Tom Lough

IAN G. PARK

/s/ Ian G. Park

SCHEDULE I

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF INVESTCOL LIMITED

Set forth in the table below is certain information concerning each of the executive officers, directors and other control persons of Investcol.

The business address of each director and executive officer of Investcol is 208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

Name	Principal Occupation	Citizenship

Thomas Lough President & Director	Accountant	Canada

Ian G. Park Vice President & Director	Geologist	Canada

J.R. Martin Director	Mining Engineer	Canada